Exhibit 7(q)

Republic Bank and Norcross Braca Group Announce Signing of Letter of Intent

Norcross Braca Group Will Invest at Least $35 Million as Part of a $75 Million Capital Raise and Will Gain Membership on Reconstituted Board

PHILADELPHIA, PA – Republic First Bancorp, Inc. (OTCEM: FRBK) (“Republic” or the “Company”), the parent company of Republic First Bank d/b/a Republic Bank, and George E. Norcross, III, Gregory B. Braca, Philip A. Norcross and affiliates (collectively, the “Norcross Braca Group”), today announced the signing of a non-binding Letter of Intent (the “LOI”) that includes a significant investment by the Norcross Braca Group as part of a capital raise totaling at least $75 million (the “Capital Raise”) and provides for the reconstitution of the Company’s Board of Directors and the departure of a majority of legacy directors, among other provisions.

Under the LOI, the Norcross Braca Group will make a new investment of at least $35 million in the Company. As a condition to the investment, the Company will raise at least $40 million of additional capital from third-party investors (the “Additional Investors”). The Company anticipates that the proceeds of the Capital Raise will be used to strengthen Republic’s financial position and improve its operations, all with the goal of enhancing shareholder value.

Upon the consummation of the Capital Raise, the Company’s Board would consist of nine members, including two directors designated by the Norcross Braca Group, two candidates put forth by the Additional Investors, two new independent directors, the Company’s Chief Executive Officer and two legacy independent directors. In the interim, with the execution of a definitive agreement for the Capital Raise, the Norcross Braca Group will have the right to appoint two non-voting observers to the Board.

Pursuant to the LOI, upon the execution of a definitive agreement for the Capital Raise, the Norcross Braca Group will dismiss all litigation against Republic and cease its proxy solicitation efforts. Upon the consummation of the Capital Raise, Republic will pay certain fees and expenses of the Norcross Braca Group and assume certain investment banking and legal expenses.

Thomas X. Geisel, President and Chief Executive Officer of Republic, commented:

“In addition to strengthening our balance sheet, we anticipate that this additional capital will provide greater flexibility to invest in the business and deliver extraordinary service to our loyal customer base and depositors. With this announcement, we plan to work with the Norcross Braca Group to put Republic on the best footing possible to enhance value for all shareholders. We would like to thank the Norcross Braca Group for their constructive engagement in getting to this point and appreciate the value they see in Republic.”

George E. Norcross, III, stated:

“As significant Republic shareholders, we believe in the Company’s potential and are excited about being part of its next chapter. We appreciate the Board’s engagement throughout this process and look forward to working together. Ultimately, we share a common goal: helping the Company deliver outstanding service to its customers and depositors, investing in its communities and employees and improving value for shareholders.”

The transaction is subject to the negotiation of and entry into definitive agreements. Any definitive agreement will contain customary closing conditions, including, among others, shareholder and regulatory approvals.

Advisors

Squire Patton Boggs (US) LLP and Vinson & Elkins, L.L.P. are serving as legal advisors to the Company. Sullivan & Cromwell LLP and Ballard Spahr are serving as legal advisors to the Norcross Braca Group.

About Republic Bank

Republic Bank is the operating name for Republic First Bank. Republic First Bank is a full-service, state-chartered commercial bank, whose deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank provides diversified financial products through its 33 offices located in Atlantic, Burlington, Camden, and Gloucester Counties in New Jersey; Bucks, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and New York County in New York. For more information about Republic Bank, please visit myrepublicbank.com.

Forward Looking Statements

This press release, and oral statements made regarding the subjects of this release, contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995, or the Reform Act, which may include, but are not limited to, statements regarding the Company’s estimates, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts, including statements identified by words such as “believe,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions. All statements addressing the Company’s future plans, including plans to raise additional capital, strategies and operating results are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are based on management’s current views and assumptions regarding future events and operating performance, and are inherently subject to significant uncertainties and contingencies and changes in circumstances, many of which are beyond the Company’s control. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or revise these statements to reflect events or circumstances occurring after the date of this press release. You should carefully review the risk factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 and other documents the Company files from time to time with the SEC.

Contacts

For Republic:

Longacre Square Partners

Joe Germani / Greg Marose, (646) 277-8813

frbk@Longacresquare.com

For the Norcross Braca Group:

The Echo Group, LL

Daniel F. Fee, Esq., (215) 704-3160

dan@echo-group.com